Exhibit 3.3

SECOND CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

JAGUAR ANIMAL HEALTH, INC.
a Delaware corporation

Jaguar Animal Health, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the name of the Corporation is Jaguar Animal Health, Inc. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was June 6, 2013.

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 4, 2014, as amended  by the First Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 6, 2014 (collectively, the “Restated Certificate”).

THIRD: The board of directors of the Corporation (“Board of Directors”) duly adopted resolutions proposing and declaring advisable the following amendments to the Restated Certificate, directing that said amendments be submitted to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

RESOLVED, that the first paragraph to Article FOURTH of the Restated Certificate is hereby amended and replaced in its entirety as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 15,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and (ii) 3,017,488 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).  Effective immediately upon the filing of this Second Certificate of Amendment to Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every one (1) share of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be reclassified and changed into 0.666666667 shares of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of

Common Stock as determined in good faith by the Corporation’s Board of Directors. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”), shall thereafter be deemed to represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, subject to the elimination of fractional share interests as described above. Whether or not fractional shares would be issuable upon the Reverse Stock Split shall be determined on the basis of the total number of shares of Common Stock held by each holder.”

FOURTH: That thereafter, the holders of the necessary number of shares of capital stock of the Corporation gave their written consent in favor of the foregoing amendments in accordance with the provisions of Section 228 of the Delaware General Corporation Law.

FIFTH: That said amendments were duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Jaguar Animal Health, Inc. has caused this Second Certificate of Amendment to be signed by its duly authorized officer this 27th day of October, 2014.

JAGUAR ANIMAL HEALTH, INC.

By:	/s/ Lisa A. Conte
LISA CONTE,
Chief Executive Officer and President